

March 22, 2024

Leonard Lovallo
Chief Executive Officer
Altair International Corp.
322 North Shore Drive
Building 1B, Suite 200
Pittsburgh, PA 15212

       Re: Altair International Corp.
           Preliminary Information Statement on Schedule 14C
           Filed March 20, 2024
           File No. 000-56312

Dear Leonard Lovallo:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed March 20, 2024

General

1. We note that the preliminary information statement relates to a reverse merger with Premier Air Charter, Inc., as contemplated by the merger agreement dated February 16, 2024. Please revise the information statement to provide all of the information required by Schedule 14C, including Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C.

2. Please provide the financial information required by Items 14(b)(11) and 14(c)(2) of Schedule 14A, including audited financial statements for the two most recent fiscal years for Premier Air Charter, Inc., and pro forma financial information accounting for the reverse merger with Premier Air. Please also provide interim unaudited financial statements, as applicable. Refer to Rules 8-04 and 8-05 and Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ernest M. Stern, Esq.